Oner Network, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to Year Ended December 31, 2025

# TABLE OF CONTENTS

RNB CAPITAL
Certified Public Accountants

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Oner Network, Inc. Management

We have reviewed the accompanying financial statements of Oner Network (the Company) which comprise the balance sheet as of December 31, 2025 and the related statement of operations, statement of changes in shareholders' equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements:**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility:**
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

**Accountant's Conclusion:**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Substantial Doubt About the Entity's Ability to Continue as a Going Concern:**
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our conclusion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

August 12, 2026

## ONER NETWORK, INC
## BALANCE SHEET

| AS OF DECEMBER 31, | | 2025 |
|---|---|---|
| **ASSETS** | | |
| ***Current Assets:*** | | |
| Cash & Cash Equivalents | $ | 24,984 |
| ***Total Current Assets*** | | 24,984 |
| ***Non-Current Assets:*** | | |
| Intangible Assets - net | | 8 |
| ***Total Non-Current Assets*** | | 8 |
| **TOTAL ASSETS** | $ | 24,992 |
| | | |
| **LIABILITIES AND EQUITY** | | |
| ***Current Liabilities:*** | | |
| Notes Payable - Related Party | $ | 74,795 |
| ***Total Current Liabilities*** | $ | 74,795 |
| ***Non-Current Liabilities:*** | | |
| ***Total Non-Current Liabilities*** | $ | - |
| ***TOTAL LIABILITIES*** | | 74,795 |
| **EQUITY** | | |
| Common Stock | $ | 8 |
| APIC | | - |
| SAFE Agreements | | 30,000 |
| Accumulated Deficit | | (79,811) |
| ***TOTAL EQUITY*** | $ | (49,803) |
| **TOTAL LIABILITIES AND EQUITY** | $ | 24,992 |

See Accompanying Notes to these Unaudited Financial Statements

**ONER NETWORK, INC**
**STATEMENT OF OPERATIONS**

| **YEAR EN DED DECEMBER 31,** | | **2025** |
|---|---|---|
| **Operating Expenses** | | |
| Payroll | $ | 39,275 |
| Advertising & Marketing | | 23,099 |
| Research & Development | | 908 |
| Legal & Professional | | 4,593 |
| Software & Technology | | 11,305 |
| General & Administrative | | 633 |
| ***Total Operating Expenses*** | | **79,811** |
| ***Total Loss from Operations*** | $ | **(79,811)** |
| ***Other Income (Expense)*** | | |
| ***Total Other Income (Expense)*** | | - |
| ***Net Income (Loss)*** | **$** | **(79,811)** |

See Accompanying Notes to these Unaudited Financial Statements

**ONER NETWORK, INC**
**STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY**

| | Common Stock | | | | |
|---|---|---|---|---|---|
| | # of Shares | $ Amount | SAFE | Accumulated Deficit | Total Shareholders' Equity |
| Beginning balance at 2/19/25 | - | - | - | - | - |
| Issuance of Common Stock | 8,000,000 | 8 | - | - | 8 |
| SAFE | - | - | 30,000 | - | 30,000 |
| Net income (loss) | - | - | - | (79,811) | (79,811) |
| Ending balance at 12/31/25 | 8,000,000 | 8 | 30,000 | (79,811) | (49,803) |

See Accompanying Notes to these Unaudited Financial Statements

**ONER NETWORK, INC**
**STATEMENT OF CASH FLOWS**

| YEAR ENDED DECEMBER 31, | | 2025 |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net Loss | $ | (79,811) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| *Total Adjustments to reconcile Net Income to Net Cash provided by operations:* | | - |
| *Net Cash used in Operating Activities* | $ | (79,811) |
| **INVESTING ACTIVITIES** | | |
| Intangible Assets - net | $ | (8) |
| *Net Cash used in Investing Activities* | $ | (8) |
| **FINANCING ACTIVITIES** | | |
| Notes Payable - Related Party | | 74,795 |
| Common Stock | | 8 |
| SAFE Agreements | | 30,000 |
| *Net Cash provided by Financing Activities* | $ | 104,803 |
| Cash at the beginning of period | | - |
| Net Cash increase for period | $ | 24,984 |
| Cash at end of period | $ | 24,984 |

Supplemental Disclosures of Cash Flow Information:

| | |
|---|---|
| Cash paid during the year for: | |
| Interest | - |
| Income taxes | - |

See Accompanying Notes to these Unaudited Financial Statements

## NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Oner Network, Inc. (the "Company") was incorporated in the State of Delaware on February 19, 2025. The Company is building a payment network and aims to deliver global stablecoin solutions using emerging technologies, including blockchain and artificial intelligence.

The Company plans to generate revenue from reserve income and other sources, which comprise subscription and service fees, transaction revenue, and miscellaneous income. Working in collaboration with its affiliates, the Company has devoted substantially all of its efforts to technology development, product design, organizational setup, partnership formation, and fundraising activities. As of December 31, 2025, the Company has not generated any revenue.

The Company's legal headquarters is located at One World Trade Center, 85th Floor, New York, NY 10007, USA, and its team members are located globally. The Company's customers will be based worldwide, excluding restricted countries.

The Company plans to conduct a crowdfunding campaign under Regulation CF in 2026 to raise operating capital.

Risks & Uncertainties:

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Technology, Cybersecurity, and Fraud Risks

Because the company's services rely on complex software and cryptographic technologies, it faces unique technical vulnerabilities, including software bugs, smart contract vulnerabilities, and potential failures of third-party infrastructure. Furthermore, the company is highly susceptible to cyber-attacks, information security breaches, and fraudulent activities such as wire fraud, phishing, and social engineering. These incidents could result in financial losses, data exposure, and severe damage to the brand's reputation and consumer trust, which are critical for a payment network.

Third-Party Reliance and Intellectual Property

The company relies heavily on critical third-party partners to provide core services, over whose operations Oner Network has no control. Additionally, the business relies on establishing and protecting its Intellectual Property (IP). While the company has filed trademarks in multiple jurisdictions and is preparing patent applications, there is no assurance that these applications will be granted, leaving the company vulnerable to IP disputes.

Investment and Liquidity Risks

Investors purchasing Simple Agreements for Future Equity (SAFEs) face high investment risks. The securities are highly illiquid and carry numerous transfer restrictions, meaning there will likely be no secondary market on which to sell them. There is no guarantee that the company will undergo a future equity financing or a liquidity event, meaning investors could be left holding the SAFEs in perpetuity without any voting rights, ownership rights, or rights to the company's assets. If the company does raise additional capital, minority investors will likely face substantial dilution of their ownership interest.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $24,984 in cash as of December 31, 2025.

Intangible Assets

The Company's intangible assets primarily consist of technology and intellectual property rights acquired from its founder. Pursuant to an "Assignment of IP and Other Assets" agreement, the Company acquired Technology and Intellectual Property Rights, which includes inventions, software, concepts, processes, business plans, trade secrets, patents, copyrights, and trademarks authored or developed by the founder. This intellectual property, alongside certain tangible business assets, was transferred to the Company as consideration for the issuance of 8,000,000 shares of Common Stock with an aggregate purchase price and fair value determined to be $8.00.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, “Revenue from Contracts with Customers” following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company’s products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of corporate formation expenses, general office expenses and payment processing fees.

Payroll

For the year ended December 31, 2025, the Company incurred a total salaries and wages expense of $39,275 for its workforce of 6 employees. All HR administration, payroll processing, and tech support services are outsourced to related party Opermont Limited under a conformed Services Agreement. As of December 31, 2025, there was $0.00 in outstanding accrued payroll or withholding tax liabilities on the balance sheet.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company was formed on February 19, 2025 and had no operations, taxable income, or filing requirements during the period ended December 31, 2025. As such, the Company was not required to file a federal or state income tax return for the period, and no provision for income taxes has been recorded in the accompanying financial statements.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Founder Loan Payable

On October 20, 2025, Oner Network, Inc. entered into a $74,795 unsecured, interest-free founder loan agreement with President Azim Ghader to formally memorialize and reimburse personal advances made for corporate operational expenses. The details of the loan are further discussed in Note 5.

Opermont Limited Services Agreement

On October 20, 2025, the Company's Board of Directors approved the continuation and amendment of a services agreement originally entered into on February 19, 2025, with Opermont Limited, a related party. Under the amended agreement, Opermont provides the Company with technology development, human resources, payroll processing, marketing, and administrative and operational support services. Opermont issues monthly invoices for its services, which are subject to a six-month interest-free "Payment Window". Any invoiced amounts that remain unpaid after this six-month window are automatically converted into unsecured, interest-free service loans from Opermont to the Company, which mature and become due no later than twelve months after the original invoice date. As of December 31, 2025, the company does not have an outstanding balance with Opermont Limited.

**NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

**NOTE 5 – LIABILITIES AND DEBT**

Loans

On October 20, 2025, the Company entered into a Reimbursement & Advances Loan Agreement with its founder and President, Azim Ghader. This agreement formally memorializes and ratifies approximately $74,795 of business expenses paid personally or through affiliated accounts by the founder on behalf of the Company since February 19, 2025. Due to initial operational necessity, the Company did not possess the credit, debit, or other payment methods required by various vendors, which required the founder to utilize personal payment instruments to settle corporate operating costs. Both parties intended from inception that these advances be treated as debt rather than capital contributions or gifts.
The resulting loan is unsecured, interest-free, carries no fees or penalties, and does not grant the holder any equity or conversion rights. Under the agreement's terms, outstanding amounts are due and payable six months after the date each underlying payment was made. However, the outstanding balance is subject to mandatory acceleration, becoming immediately due and payable upon the earliest occurrence of: (i) the Company closing an external financing of at least $1,000,000, (ii) a change of control of the Company, or (iii) the dissolution of the Company.

The agreement and the underlying covered payments were formally ratified by unanimous board consent on October 29, 2025.

**For the Year Ended December 31, 2025**

| | Lender Name | Principal Amount | Issuance date | Interest Rate | Maturity Date/Period | Balance Outstanding as at 2025 |
|---|---|---|---|---|---|---|
| | Azim Ghader | $74,795 | 10/20/2025 | N/A | 4/20/2026 | $74,795 |
| **Total** | | | | | | **74,795** |

**Debt Principal Maturities 5 Years Subsequent to 2025**

| | Grand Total |
|---|---|
| 2026 | 74,795 |
| 2027 | - |
| 2028 | - |
| 2029 | - |
| 2030 and Beyond | - |
| **Totals** | **74,795** |

## NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.000001 per share. 8,000,000 shares were issued and outstanding as of 2025.

**Voting**: Common stockholders are entitled to one vote per share.

**Dividends**: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Simple Agreements for Future Equity (SAFE)

During the year ended December 31, 2025, the Company issued two Simple Agreements for Future Equity (SAFEs) to a single investor for total aggregate proceeds of $30,000, which are classified as equity and provide for the issuance of preferred stock upon a future qualifying equity financing or liquidity event. The total investment consists of an August 2025 SAFE for $25,000 that carries an $18,000,000 post-money valuation cap, and a November 2025 SAFE for $5,000 that carries a $45,000,000 post-money valuation cap along with a 20% discount rate. Because these instruments are SAFEs rather than debt, they do not bear interest, do not possess a maturity date, and do not confer any voting rights to the investor until they successfully convert into shares of the Company's capital stock.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 12, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.